Exhibit 4

POST EFFECTIVE AMENDMENT NUMBER ONE TO THE
THE 2005 BENEFIT PLAN OF NEXIA HOLDINGS, INC.

Effective this 14th day of September, 2005, Paragraphs 3 and 13 of the 2005 Benefit Plan of Nexia Holdings, Inc. shall be and hereby are amended to read as follows:

3.  Shares of Stock Subject to this Plan.  A total of One Billion Five Hundred Million (1,500,000,000) shares of Stock may be subject to, or issued pursuant to, Benefits granted under this Plan. If any right to acquire Stock granted under this Plan is exercised by the delivery of shares of Stock or the relinquishment of rights to shares of Stock, only the net shares of Stock issued (the shares of stock issued less the shares of Stock surrendered) shall count against the total number of shares reserved for issuance under the terms of this Plan.

13. Expiration and Termination of this Plan. This Plan may be abandoned or terminated at any time by the Plan Administrators except with respect to any Options then outstanding under this Plan. This Plan shall otherwise terminate on the earlier of the date that is five years from the date first appearing in this Plan or the date on which the one billion five hundred millionth share is issued hereunder.

ATTEST:

/s/ Richard Surber.
Richard D. Surber
President